SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 27, 2008

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F     X                                                              Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):
Yes    __                                                No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):
Yes    __                                                No     X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:
Yes    __                                                No     X

  If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated May 27, 2008, announcing that the General Meeting of Shareholders was held on May 22, 2008 and that all resolutions were approved.

DASSAULT SYSTEMES
GENERAL MEETING OF SHAREHOLDERS

Paris, France, May 27, 2008 –The Annual General Meeting of Dassault Systèmes’ shareholders (Nasdaq: DASTY;Euronext Paris: #13065, DSY.PA) was held on May 22, 2008 in Paris. The shareholders present or represented at the meeting held 73.38 % of Dassault Systèmes’ shares.

The shareholders’ meeting approved the financial statements of the parent company and the consolidated financial statements. All resolutions submitted to the shareholders’ vote were approved including a dividend payment amounting to 0.46 € per share.

The dividend will be paid on June 20, 2008.

The detailed results of the votes are published on the Dassault Systèmes’ website at (http://www.3ds.com/corporate/investors/shareholders-meeting/).

Dassault Systèmes’ 2007 Document de reference and the 20F are also available on its website (http://www.3ds.com/corporate/about-us/facts-figures/annual-reports/) and upon request at the company’s headquarters.

About Dassault Systèmes:
As a world leader in 3D and Product Lifecycle Management (PLM) solutions, Dassault Systèmes brings value to more than 100,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance to recycling. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product - SolidWorks for 3D mechanical design - DELMIA for virtual production - SIMULIA for virtual testing - ENOVIA for global collaborative lifecycle management, and 3DVIA for online 3D lifelike experiences. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA, SolidWorks and 3DVIA are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

Contact

Valérie Agathon/Beatrix Martinez
Tél. 33 1 40 99 69 24
investors@ds-fr.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: May 27, 2008	By:	/s/Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Senior EVP and Chief
Financial Officer